UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)
Annual report pursuant to Section 15(d) of the
X	Securities Exchange Act of 1934

For the fiscal year ended December 31, 2007

OR

Transition report pursuant to Section 15(d) of the
Securities Exchange Act of 1934

For the transition period from ___________ to ___________

Commission File Number: 001 – 11130

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Lucent Technologies Inc. Long Term Savings and Security Plan

600 Mountain Avenue Murray Hill, NJ 07974

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ALCATEL-LUCENT 54, rue La Boétie 75008 Paris, France

The total # of pages contained in this Form 11-K filing is 23

Exhibit Index can be found on page 21

Explanatory Note

The Lucent Technologies Inc. Long Term Savings and Security Plan (the “Plan”) established by Lucent Technologies Inc. timely filed its Form 11-K on June 16, 2008 with respect to the fiscal year ended December 31, 2007 (the “2007 Form 11-K”) under the Central Index Key (“CIK”) number for Lucent Technologies Inc. (number 0001006240). As the Plan holds securities of Alcatel-Lucent, the Plan is also filing the 2007 Form 11-K under the CIK number for Alcatel-Lucent (number 0000886125).

Table of Contents

Lucent Technologies Inc. Long Term Savings and Security Plan
Financial Statements as of December 31, 2007 and 2006,
and for the year ended December 31, 2007	3

Signatures	20

Exhibit Index	21

F I N A N C I A L   S T A T E M E N T S   A N D   S U P P L E M E N T A L   S C H E D U L E

Lucent Technologies Inc.
Long Term Savings and Security Plan
December 31, 2007 and 2006 and Year Ended December 31, 2007
With Report of Independent Registered Public Accounting Firm

Lucent Technologies Inc.
Long Term Savings and Security Plan

Financial Statements and Supplemental Schedule

December 31, 2007 and 2006 and Year Ended December 31, 2007

Contents

Report of Independent Registered Public Accounting Firm	5

Financial Statements

Statements of Net Assets Available for Benefits
December 31, 2007 and 2006	7
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2007	8
Notes to Financial Statements	9

Supplemental Schedule

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2007	19

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the
Lucent Technologies Inc. Long Term Savings and Security Plan

We have audited the accompanying statement of net assets available for benefits of Lucent Technologies Inc. Long Term Savings and Security Plan as of December 31, 2007, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2007, and the changes in its net assets available for benefits for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2007 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP
MetroPark, NJ
June 16, 2008

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator
of the Lucent Technologies Inc. Long Term Savings and Security Plan:

In our opinion, the accompanying statement of net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Lucent Technologies Inc. Long Term Savings and Security Plan (the “Plan”) at December 31, 2006 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As further described in Note 2, the Plan adopted FSP AAG INV-1 and SOP 94-4-1 at December 31, 2006.

/s/ PricewaterhouseCoopers LLP
Florham Park, New Jersey
April 18, 2007

Lucent Technologies Inc.
Long Term Savings and Security Plan

Statements of Net Assets Available for Benefits

	December 31
	2007	2006
	(In Thousands)
Assets
Investment in Master Trust, at fair value	$729,893	$828,804
Participant loans receivable	5,434	6,277
Total investments	735,327	835,081

Company contributions receivable	305	303
Employee contributions receivable	652	622
Total assets	736,284	836,006

Net assets available for benefits, at fair value	736,284	836,006
Adjustment from fair value to contract value for fully benefit-
responsive investment contracts	(998)	3,480
Net assets available for benefits	$735,286	$839,486

The accompanying notes are an integral part of these financial statements.

Lucent Technologies Inc.
Long Term Savings and Security Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2007
(In Thousands)

Additions to net assets attributed to
Contributions
Employee contributions	$8,661
Company contributions	3,977
Plan’s share of Master Trust investment gain (loss)	(5,229)
Interest from participant loans	383
Total additions	7,792

Deductions from net assets attributed to
Distributions to participants	111,872
Administrative expenses	32
Other, net	14
Total deductions	111,918

Net decrease before transfers	(104,126)

Transfer to Lucent Savings Plan	(74)
Net decrease	(104,200)

Net assets available for benefits
Beginning of year	839,486
End of year	$735,286

The accompanying notes are an integral part of these financial statements.

Lucent Technologies Inc.
Long Term Savings and Security Plan

Notes to Financial Statements

December 31, 2007

1. Plan Description

The following description of the Lucent Technologies Inc. Long Term Savings and Security Plan (the “Plan”) provides only general information. Participants should refer to the Plan document and the Summary Plan Description for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan established as of October 1, 1996 by Lucent Technologies Inc. (the “Company”) to provide a convenient way for eligible nonmanagement employees, as described in the Plan, to save on a regular and long-term basis. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Plan is an individual account plan that permits participants and beneficiaries to exercise control over the assets in their respective accounts. As such, the Plan is intended to meet the requirements of Section 404(c) of ERISA and the regulations promulgated thereunder. An eligible employee, as described in the Plan, enters the Plan by authorizing a payroll contribution and directing a contribution among the different investment funds of the Plan.

Master Trust

The Plan’s assets are held by Mellon Trust of New England, National Association, as Trustee (the “Trustee”), in the Lucent Technologies Inc. Defined Contribution Plan Master Trust (the “Master Trust”).

Contributions

Employee contributions of 1% to 25% of eligible pay may be authorized. An employee may designate contributions as pre-tax contributions, after-tax contributions or a combination of pre-tax and after-tax contributions. The Internal Revenue Code (“IRC”) limited the maximum amount of an employee’s contribution on a pre-tax basis to $15,500 in 2007. Employees who are age 50 or older on or before December 31 may be eligible to make pre-tax contributions beyond the Internal Revenue Service (the “IRS”) pre-tax limit. The catch-up contribution limit set by the IRS was $5,000 in 2007. Employee contributions and Company contributions are invested in accordance with respective participant elections. All participant contributions and earnings thereon are immediately vested and are not subject to forfeiture. The Plan provides for 100% vesting of Company contributions for active employees upon completion of three years of service or upon the occurrence of certain prescribed events (i.e. death or disability), regardless of years of service.

Lucent Technologies Inc.
Long Term Savings and Security Plan

Notes to Financial Statements (continued)

1. Plan Description (continued)

After completion of six months of service, the Company contributes on behalf of each participating employee an amount equal to 66-2/3% of the lesser of the amount actually contributed or up to the first 6% of the participant’s eligible compensation, as defined in the Plan. Company contributions are not made with respect to supplementary employee contributions. Company contributions and related earnings in which a terminated participant is not vested are forfeited. These forfeitures can be used to reduce future Company contributions. At December 31, 2007 and 2006, forfeited amounts totaled approximately $22,000 and $34,000, respectively.

Participant Loans

Participants may have one general loan and one home loan outstanding at a time. Loans are available to participants in an amount up to 50% of their vested account balance, from $1,000 to $50,000, subject to certain limitations as defined in the Plan. Upon default as described in the Plan, participants are considered to have received a distribution and are subject to income taxes on the distributed amount. Also, participants may be subject to an additional 10% penalty tax on their taxable withdrawal if it occurs prior to age 59-1/2. The loans are collateralized by the participant’s account balance and generally bear interest at the prime rate at the time the loan was originated. Interest rates on outstanding loans ranged from 4% to 9.5% at December 31, 2007 and 2006. Principal and interest are paid through payroll deductions, coupon remittances and electronic fund transfers.

Distributions

When a participant retires with a service pension from the Lucent Technologies Inc. Pension Plan or terminates employment because of disability, the entire vested amount in the participant’s account can be distributed in a single payment or in partial withdrawals as directed by the participant. All terminated participants may elect unlimited partial withdrawals of their vested account balance, subject to a minimum withdrawal of $300.

Inactive participants with vested account balances of $5,000 or less will have their account balances automatically distributed if they do not make affirmative distribution elections. Account balances greater than $1,000 but less than or equal to $5,000 will be transferred to Individual Retirement Accounts to be established on behalf of the participants. Accounts of $1,000 or less will be paid directly to the participant. If the participant does not request a distribution and the account balance exceeds $5,000, the participant’s account shall remain in the Plan and shall be

Lucent Technologies Inc.
Long Term Savings and Security Plan

Notes to Financial Statements (continued)

1. Plan Description (continued)

distributed only at (1) the participant’s request, (2) when the participant attains age 70-1/2 through the payment of Minimum Required Distributions, as described in the Plan, or (3) upon the participant’s death, whichever is earliest. When a participant dies, the entire amount in the participant’s account is allocated to the participant’s beneficiaries.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Payment of Benefits

Benefits are recorded when paid.

Investment Contracts

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by the FSP, the Statement of Net Assets Available for Benefits adjusts the fair value of the investment contracts from fair value to contract value.

Valuation of Investments

The Lucent Savings Plan and the Plan each have an interest in the assets of the Master Trust. The net asset value of the Plan’s proportionate share of the Master Trust is calculated by the Trustee.

Lucent Technologies Inc.
Long Term Savings and Security Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

The Trustee determines fair value of the Master Trust’s underlying assets in the investment manager portfolios, taking into account values supplied by a reputable pricing or quotation service or quotations furnished by one or more reputable sources, such as securities brokers, dealers or investment bankers, mutual fund administrators or other relevant information. Investments in registered investment companies are stated at fair value as determined by quoted market prices. Investments in the Alcatel-Lucent American Depositary Shares (“ADS”) and other securities listed on a national stock exchange are stated at fair value determined on the basis of the New York Stock Exchange closing price on December 31. Securities traded in over-the-counter markets and government obligations are stated at fair value based on the last bid prices or closing prices on December 31, as listed in published sources where available and, if not available, from other sources considered reliable. All other investments are stated at their fair value at the close of business on December 31 as determined by the Trustee. Participant loans receivable are valued at cost which approximates fair value.

Purchases and Sales of Investments

Purchases and sales of investments are recorded on a trade-date basis.

Plan’s Share of Master Trust Investment Gain (Loss)

The Plan’s reported investment gain (loss) from the Master Trust presented in the statement of changes in net assets available for benefits represents its interest in the Master Trust’s net investment gain (loss), which consists of the Master Trust’s interest, dividends and net appreciation or depreciation in fair value of investments. The Master Trust records dividend income on investments held as of the ex-dividend dates and records interest income on the accrual basis. The Master Trust’s net appreciation in fair value of investments consists of the net realized gains (losses) and the change in the unrealized appreciation (depreciation).

Transfers to/from Other Plans

The Plan presents in the statement of changes in net assets available for benefits the net amount of transfers to/from other plans.

Lucent Technologies Inc.
Long Term Savings and Security Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties

Investments held by the Master Trust are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Derivatives

From time to time investment fund managers may use derivative financial instruments including forward exchange contracts and future contracts. Derivative instruments are used primarily to mitigate exposure to foreign exchange rate and interest rate fluctuations as well as to manage the investment mix in the portfolio.

Recent Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements (“SFAS No. 157”). SFAS No. 157 defines fair value, establishes a framework for measuring fair value in accordance with generally acceptable accounting principles and expands disclosure about fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. Management is currently evaluating the impact the adoption of SFAS No. 157 will have on the Plan’s financial statements.

Lucent Technologies Inc.
Long Term Savings and Security Plan

Notes to Financial Statements (continued)

3. Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated August 24, 2004, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

4. Synthetic Guaranteed Investment Contracts

The Master Trust holds investments in synthetic guaranteed investment contracts (“synthetic GICs”) as part of the Stable Value Fund. The investments in synthetic GICs are presented at fair value on the table of the investments held in the Master Trust (Note 7) and in the Statement of Net Assets Available for Benefits. The fair value of the synthetic GICs equals the total of the fair value of the underlying assets plus the total wrap rebid value, which is calculated by discounting the annual rebid fee, due to rebid, over the duration of the contract assets. The wrapper rebid value was not material at December 31, 2007 and 2006. The assets underlying the synthetic GICs were primarily comprised of US government securities and corporate debt instruments.

In determining the net assets available for benefits, an adjustment is made to record the synthetic GICs at their contract values, which are equal to principal balance plus accrued interest.

The Stable Value Fund is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The synthetic GICs issuers are contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.

The synthetic GICs are included in the financial statements at contract value as reported to the Plan by Fidelity Management Trust Company, the wrap investment manager. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are currently no reserves against contract values for credit risk of the contract issuers or otherwise.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (i) amendments to the plan documents (including complete or

Lucent Technologies Inc.
Long Term Savings and Security Plan

Notes to Financial Statements (continued)

4. Synthetic Guaranteed Investment Contracts (continued)

partial plan termination or merger with another plan); (ii) changes to plan’s prohibition on competing investment options or deletion of equity wash provisions; (iii) bankruptcy of the Plan sponsor or other Plan sponsor events (e.g. divestitures or spin-offs of a subsidiary) which cause a significant withdrawal from the Plan or (iv) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan Administrator believes that the probability of occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is remote.

The synthetic GICs do not permit the wrap issuers to terminate the agreement prior to the scheduled maturity date.

The average yield of the synthetic GICs based on actual earnings was approximately 5.10% at December 31, 2007 and 2006, respectively. The average yield of the synthetic GICs based on interest rate credited to participants was approximately 4.73% and 4.58% at December 31, 2007 and 2006, respectively.

5. Termination Priorities

Although it has not expressed any intent to do so, the Company reserves the right under the Plan to amend or terminate the Plan subject to the provisions of ERISA. In the event of plan termination, the Plan provides that the net assets are to be distributed to participating employees in amounts equal to their respective interests in such assets.

6. Plan Expenses

Plan participants pay investment manager and trustee fees and may share certain other administrative costs of the Plan with the Company. Investment manager and trustee fees are generally reflected in the calculation of each fund’s net asset value per unit.

7. Master Trust Investments

The Lucent Savings Plan and the Plan each had an interest in the assets of the Master Trust in 2007 and 2006, respectively. Investment income and the Plan’s interest in the net assets of the Master Trust are allocated based upon the respective participant balances within each fund for each plan. The Plan’s total interest in the Master Trust as of December 31, 2007 and 2006 was approximately 9% and 11%, respectively.

Lucent Technologies Inc.
Long Term Savings and Security Plan

Notes to Financial Statements (continued)

7. Master Trust Investments (continued)

The following table presents the fair value of investments held in the Master Trust as of December 31, 2007 and 2006:

	2007	2006
	(In Thousands)
Investments (at fair value)
Cash	$145,926	$50,461
Government Securities	161,439	125,476
Corporate bonds	116,357	102,421
Corporate stock	1,693,468	1,906,503
Common collective trusts	2,183,869	2,244,283
Commingled funds	1,087,774	1,081,456
Mutual funds	918,262	81,805
Other	207	–
Synthetic guaranteed investment contracts	1,631,780	1,825,250
Total assets	7,939,082	7,417,655
Adjustment from fair value to contract value for
fully benefit-responsive investment contracts	(5,771)	20,086
	$7,933,311	$7,437,741

The following table presents the investment income for the Master Trust for the year ended December 31, 2007:

(In Thousands)
Net appreciation (depreciation) in fair value of investments
Corporate stock	$(128,384)
Common collective trusts	114,729
Commingle funds	82,728
Mutual funds	5,691
Others	1,653
76,417

Investment income
Interest	97,952
Dividends	38,298
$212,667

Lucent Technologies Inc.
Long Term Savings and Security Plan

Notes to Financial Statements (continued)

7. Master Trust Investments (continued)

The following table presents investment funds offered to participants that represent 5% or more of the Master Trust investments as of December 31, 2007 and 2006:

		2007	2006
		(In Thousands)

Alcatel-Lucent ADS	$	*	$388,771
Lucent Asset Allocation Fund 2020		400,943	397,267
Lucent Equity Index Fund		1,598,928	1,696,044
Lucent Money Market Fund		523,302	517,970
U.S. Large Cap Value Equity Fund		631,643	696,003
Lucent Stable Value Fund		1,655,334	1,845,337
Lucent International Equity Fund		578,184	474,579
* Less than 5% threshold

8. Related Party Transactions

Certain Plan investments are shares of mutual funds managed by affiliates of the Trustee or the former Trustee and therefore, these transactions qualify as party-in-interest transactions.

The Master Trust invests in American Depositary Shares of Alcatel-Lucent, the Company’s parent. As of December 31, 2007 and 2006, such holdings totaled approximately $165 million and $389 million, respectively. The Company is the Plan sponsor and, therefore, these transactions qualify as party-in-interest transactions.

9. Reconciliation of Financial Statements to 5500

Synthetic GICs are reported at fair value for Form 5500 purposes. For financial statement purposes, such items are recorded at gross fair value and adjusted to net contract value. Such differing treatments result in a reconciling item between the total net assets available for benefits recorded on the Form 5500 and the total net assets available for benefits included in the accompanying financial statements. The difference between the financial statements and Form 5500 as of December 31, 2007 was $998,000.

Lucent Technologies Inc.
Long Term Savings and Security Plan

Notes to Financial Statements (continued)

10. Subsequent Events

Effective January 1, 2008, no further contributions may be made into any of the Company stock funds and no fund exchanges into those funds is permitted. Any money invested in any of the Company stock funds may remain invested for up to three years. Effective December 31, 2010, the Company stock funds are to be eliminated.

Also effective January 1, 2008, the Plan was amended to permit the Company to designate one or more investment options as the Plan’s “qualified default investment alternative” within the meaning of Section 624 of the Pension Protection Act of 2006 and regulations issued thereunder.

Thereafter, the Company designated a series of institutional funds offered by Fidelity Management Trust Company under the names Asset Allocation Fund-Income, Asset Allocation Fund-2010, Asset Allocation Fund-2020, Asset Allocation Fund-2030 and Asset Allocation Fund-2040 as the default investment options under the Plan. Notice regarding the Company’s designation of those funds as the Plan’s default investment option is being provided to Plan participants in June 2008.

Effective January 1, 2008, a participant who is eligible for and elects to make catch-up contributions may choose to reduce his or her compensation by a specified whole percentage not in excess of 75% (instead of the 25% limit applicable to participants who are not eligible for and who do not elect to make catch-up contributions). Also effective January 1, 2008, Company matching contributions are no longer made with respect to “unmatched catch-up contributions,” i.e., catch-up contributions in excess of 6% of an eligible employee’s compensation, as defined in the Plan.

Lucent Technologies Inc.
Long Term Savings and Security Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2007

Name of Issuer and
Title of Issue	Description	Cost	Fair Value

Participant loans receivable*	Interest rates range
	from 4.0%-9.5%	$ –	$ 5,434,000

* Party-in-interest

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Lucent Technologies Inc.
Long Term Savings and Security Plan

Date:	June 16, 2008	By:	/s/ Cassandra H. Lammers

Cassandra H. Lammers
Plan Administrator

Exhibit Index

Exhibit
Number

23	Consent of Independent Registered Public Accounting Firm

23.1	Consent of Independent Registered Public Accounting Firm